SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

ECOLAB INC.

(Name of Subject Company (Issuer))

Ecolab Inc.

(Name of Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

278865100

(CUSIP Number of Class of Securities)

Michael C. McCormick

Executive Vice President, General Counsel and Secretary

1 Ecolab Place

St. Paul, Minnesota 55102

(800) 232-6522

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles W. Mulaney, Jr.	Michael J. Aiello
Richard C. Witzel, Jr.	Sachin Kohli
Skadden, Arps, Slate, Meagher & Flom LLP	Weil, Gotshal & Manges LLP
155 North Wacker Drive	767 5th Avenue
Chicago, Illinois 60606	New York, New York 10153
Telephone: (312) 407-0700	Telephone: (212) 310-8000
Facsimile: (312) 407-0411	Facsimile: (212) 310-8007

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,352,454,999.78(1)	$175,548.66(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on April 29, 2020) of shares of common stock, par value $0.01 per share, of Apergy Corporation (“Apergy”) into which shares of common stock, par value $0.01 per share, of ChampionX Holding Inc. being offered in exchange for shares of common stock, par value $1.00 per share, of Ecolab Inc., will be converted, and paid in connection with Apergy’s Registration Statement on Form S-4, which was initially filed on February 12, 2020 (Registration No. 333-236379) (the “Apergy Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the Apergy Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $435,381.23 Form or Registration No.: Form S-4 (Registration No. 333-236379)	Filing Party: Apergy Corporation Date Filed: February 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Ecolab Inc. (“Ecolab”) with the Securities and Exchange Commission (the “SEC”) on May 1, 2020.

The Schedule TO relates to the offer by Ecolab to exchange all shares of common stock, par value $0.01 per share (“ChampionX common stock”), of ChampionX Holding Inc. (“ChampionX”) for shares of common stock, par value $1.00 per share (“Ecolab common stock”), of Ecolab that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following the consummation of the Exchange Offer, Athena Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Apergy (“Merger Sub”), will be merged with and into ChampionX, whereby the separate corporate existence of Merger Sub will cease and ChampionX will continue as the surviving corporation and a wholly owned subsidiary of Apergy (the “Merger”). In the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive shares of common stock, par value $0.01 per share, of Apergy (“Apergy common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated May 1, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, ChampionX has filed with the SEC, under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-236380) (as amended, the “Registration Statement”) to register the shares of ChampionX common stock offered in exchange for shares of Ecolab common stock tendered in the Exchange

Offer and to be distributed in any clean-up spin-off to the extent that the Exchange Offer is not fully subscribed. Apergy has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-236379) to register the shares of Apergy common stock into which shares of ChampionX common stock will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for Ecolab common stock, copies of which are attached hereto as Exhibits (a)(i), (a)(ii), (a)(iii) and (a)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 3. Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended as follows:

(a) Name and Address. The name of the filing person is Ecolab Inc. The principal executive offices of Ecolab are located at 1 Ecolab Place, Saint Paul, MN 55102. Its telephone number at such office is (800) 232-6522. Ecolab is both the filing person and the subject company.

The address of each of the following directors and executive officers is c/o Ecolab Inc., 1 Ecolab Place, Saint Paul, MN 55102, and each such person’s telephone number is (800) 232-6522: Shari L. Ballard (Director), Douglas M. Baker, Jr. (Director, Chairman of the Board and Chief Executive Officer), Barbara J. Beck (Director), Jeffrey M. Ettinger (Director), Arthur J. Higgins (Director), Michael Larson (Director), David W. MacLennan (Director), Tracy B. McKibben (Director), Lionel L. Nowell, III (Director), Victoria J. Reich (Director), Suzanne M. Vautrinot (Director), John J. Zillmer (Director), Christophe Beck (President and Chief Operating Officer), Larry L. Berger (Executive Vice President and Chief Technical Officer), Darrell R. Brown (Executive Vice President and President – Global Industrial), Deric D. Bryant (Executive Vice President and President – Upstream Energy), Angela M. Busch (Executive Vice President – Corporate & Business Development), Machiel Duijser (Executive Vice President and Chief Supply Chain Officer), Jérôme Charton (Executive Vice President and President – Global Regions), Roberto Inchaustegui (Executive Vice President – Growth Initiatives), Scott D. Kirkland (Senior Vice President and Corporate Controller), Laurie M. Marsh (Executive Vice President – Human Resources), Michael C. McCormick (Executive Vice President, General Counsel and Secretary), Timothy P. Mulhere (Executive Vice President and President – Global Institutional & Specialty Services), Daniel J. Schmechel (Chief Financial Officer), Elizabeth A. Simermeyer (Executive Vice President and President – Global Healthcare and Life Sciences) and Jill S. Wyant (Executive Vice President, Innovation and Transformation).

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(b) Securities Transactions. Based on the information available to Ecolab as of May 18, 2020, other than with respect to Ecolab’s employee benefit plans, the following table sets forth the transactions in Ecolab common stock by directors and executive officers of Ecolab in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Shari L. Ballard	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under Ecolab Non-Employee Director Stock Option and Deferred Compensation Plan (the “2001 Plan”)

Shari L. Ballard	March 31, 2020	Acquired 205.65 stock units	$158.037	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the 2001 Plan

Shari L. Ballard	March 31, 2020	Acquired 2.45 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Barbara Beck	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Barbara Beck	March 31, 2020	Acquired 213.56 stock units	$158.037	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the 2001 Plan

Barbara Beck	March 31, 2020	Acquired 62.29 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Leslie S. Biller	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Leslie S. Biller	March 31, 2020	Acquired 93.14 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Jeffrey M. Ettinger	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Jeffrey M. Ettinger	March 31, 2020	Acquired 15.07 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Arthur J. Higgins	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Arthur J. Higgins	March 31, 2020	Acquired 189.83 stock units	$158.037	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the 2001 Plan

Arthur J. Higgins	March 31, 2020	Acquired 46.17 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Michael Larson	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Michael Larson	March 31, 2020	Acquired 15.01 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

David W. MacLennan	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

David W. MacLennan	March 31, 2020	Acquired 7.38 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Tracy B. McKibben	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Tracy B. McKibben	March 31, 2020	Acquired 9.13 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Lionel L. Nowell, III	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Lionel L. Nowell, III	March 31, 2020	Acquired 205.65 stock units	$158.037	Deferral of cash portion of quarterly installment of retainer and additional fees to deferred stock unit account under the 2001 Plan

Lionel L. Nowell, III	March 31, 2020	Acquired 2.45 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Victoria Reich	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Victoria Reich	March 31, 2020	Acquired 46.51 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Suzanne M. Vautrinot	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

Suzanne M. Vautrinot	March 31, 2020	Acquired 10.93 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

John J. Zillmer	March 31, 2020	Acquired 197.74 stock units as a stock award	—	Quarterly crediting of stock units to deferred stock unit account under the 2001 Plan

John J. Zillmer	March 31, 2020	Acquired 27.79 stock units	$191.110	Crediting of stock units pursuant to dividend reinvestment feature of the 2001 Plan

Daniel J. Schmechel	April 29, 2020	Acquired 22,800 shares of common stock	$71.54	Exercise of stock option

Daniel J. Schmechel	April 29, 2020	Disposed of 14,871 shares of common stock	$198.305	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Daniel J. Schmechel	April 29, 2020	Acquired 27,980 shares of common stock	$103.265	Exercise of stock option

Daniel J. Schmechel	April 29, 2020	Disposed of 20,684 shares of common stock	$198.305	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Roberto Inchaustegui	April 30, 2020	Disposed of 2,405 shares of common stock	$193.112	Market sale

Darrell Brown	April 30, 2020	Acquired 5,889 shares of common stock	$117.73	Exercise of stock option

Darrell Brown	April 30, 2020	Acquired 17,762 shares of common stock	$119.12	Exercise of stock option

Darrell Brown	April 30, 2020	Disposed of 23,651 shares of common stock$	193.70	Market sale

Timothy P. Mulhere	April 30, 2020	Acquired 5,112 shares of common stock	$55.595	Exercise of stock option

Timothy P. Mulhere	April 30, 2020	Disposed of 5,112 shares of common stock	$195.036	Market sale

Christophe Beck	May 1, 2020	Acquired 2,100 shares of common stock	$48.055	Exercise of stock option

Christophe Beck	May 1, 2020	Disposed of 1,246 shares of common stock	$189.53	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Christophe Beck	May 1, 2020	Acquired 30,700 shares of common stock	$55.595	Exercise of stock option

Christophe Beck	May 1, 2020	Disposed of 18,897 shares of common stock	$189.53	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Jérôme Charton	May 1, 2020	Acquired 3,653 shares of common stock	$119.12	Exercise of stock option

Jérôme Charton	May 1, 2020	Disposed of 2,966 shares of common stock	$189.57	Market sale

Timothy P. Mulhere	May 5, 2020	Acquired 7,388 shares of common stock	$55.595	Exercise of stock option

Timothy P. Mulhere	May 5, 2020	Disposed of 7,388 shares of common stock	$196.347	Market sale

Shari L. Ballard	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Barbara J. Beck	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Jeffrey M. Ettinger	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Arthur J. Higgins	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Michael Larson	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

David W. MacLennan	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Tracy B. McKibben	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Lionel L. Nowell, III	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Victoria J. Reich	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Suzanne M. Vautrinot	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

John J. Zillmer	May 7, 2020	Granted stock options to acquire 1,417 shares of common stock at an exercise price of $195.255 per share	—	Annual director stock option grant under the 2001 plan

Angela M. Busch	May 11, 2020	Acquired 3,000 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 11, 2020	Disposed of 3,000 shares of common stock	$195.041	Market sale

Angela M. Busch	May 12, 2020	Acquired 1,800 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 12, 2020	Disposed of 1,800 shares of common stock	$197.025	Market sale

Angela M. Busch	May 18, 2020	Acquired 1,200 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 18, 2020	Disposed of 1,200 shares of common stock	$200.00	Market sale

Angela M. Busch	May 18, 2020	Acquired 3,000 shares of common stock	$55.595	Exercise of stock option

Angela M. Busch	May 18, 2020	Disposed of 3,000 shares of common stock	$203.072	Market sale

Roberto Inchaustegui	May 18, 2020	Acquired 18,353 shares of common stock	$107.685	Exercise of stock option

Roberto Inchaustegui	May 18, 2020	Disposed of 18,353 shares of common stock	$205.257	Market sale

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

Paragraph (a) of Item 10 is supplemented by adding the following paragraph:

The unaudited financial statements of Ecolab as of March 31, 2020, and for the quarters ended March 31, 2020 and March 31, 2019, are incorporated herein by reference to Ecolab’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020.

Paragraph (b) of Item 10 is supplemented by adding the following paragraph:

The unaudited pro forma condensed consolidated financial statements of Ecolab included in Exhibit 99.1 to Ecolab’s Current Report on Form 8-K furnished with the SEC on May 18, 2020 (SEC Accession No. 0001558370-20-006819) are incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(ii)	Press Release by Ecolab Inc., dated May 1, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 1, 2020)

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 1, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 4, 2020)

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 4, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 5, 2020)

(a)(5)(v)	Exchange Offer FAQs (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 5, 2020)

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 5, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 5, 2020)

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 6, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 6, 2020)

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 7, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 7, 2020)

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 8, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 8, 2020)

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 11, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 12, 2020)

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 12, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 12, 2020)

Exhibit No.	Description

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 13, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 13, 2020)

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 14, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 14, 2020)

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 15, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 15, 2020)

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on May 18, 2020 (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 18, 2020)

(a)(5)(xvi)	ChampionX’s unaudited interim combined financial statements for the three months ended March 31, 2020 and Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX (incorporated by reference to Exhibit 99.1 of Ecolab’s Form 8-K furnished with the SEC on May 18, 2020 (SEC Accession No. 0001558370-20-006808))

(a)(5)(xvii)	Unaudited pro forma condensed consolidated financial statements of Ecolab (incorporated by reference to Ecolab’s Form 425 filed with the Securities and Exchange Commission on May 18, 2020)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECOLAB INC.

By:	/s/ Michael C. McCormick
Name: Michael C. McCormick

Title: Executive Vice President, General Counsel and Secretary

Dated: May 18, 2020